
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2015

Via E-mail
Anish Bhatnagar
President and Chief Executive Officer
Capnia, Inc.
1235 Radio Road, Suite 110
Redwood City, CA 94065

      Re: **Capnia, Inc.**
               Registration Statement on Form S-1
               Filed November 19, 2015
               File No. 333-208109

Dear Dr. Bhatnagar:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please reconcile the title of the securities listed in the fee table with those listed in the description of securities section at the top of the prospectus cover page.

2.   Please reconcile the statement that this prospectus relates to the sale of your Series A Convertible Preferred Stock and other overlying securities with statements on page 132 and elsewhere that indicate you are registering sales of your Common Stock by selling stockholders. If appropriate, please clarify throughout that you are conducting a secondary offering of your securities rather than a primary offering.

Sale of Common Stock to Sabby, page 40

3.   Please revise your page 41 disclosure relating to pending stockholder approval to reflect the results of your November 20, 2015 special meeting.

4.   Please file the Sabby Amendment as an exhibit to the registration statement and confirm that you have disclosed its material terms, or advise. Additionally, please tell us whether Sabby is irrevocably bound to purchase the remaining securities from the Sabby Purchase Agreement and whether the closing of the private placement will occur within a short time after the effectiveness of your registration statement. See Securities Act Sections Question 139.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Index to Financial Statements, page F-1

5.   We note you filed a Form 8-K/A on November 24, 2015 which included audited financial statements for NeoForce. Please include these financial statements as part of your registration statement or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Elton Satusky, Esq.